UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Publix Super Markets, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. None	Page 2 of 5 Pages

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Publix Super Markets, Inc. 401(k) SMART Plan
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 55,762,193
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 55,762,193
9	Aggregate amount beneficially owned by each reporting person 55,762,193
10	Check if the aggregate amount in Row (9) excludes certain shares ☐ Not applicable.
11	Percent of class represented by amount in Row (9) 7.1%
12	Type of reporting person EP

SCHEDULE 13G

CUSIP No. None	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Publix Super Markets, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(a).	Name of Person Filing:

Publix Super Markets, Inc. 401(k) SMART Plan

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(c).	Citizenship:

Florida

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

Item 2	(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	f.	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

SCHEDULE 13G

CUSIP No. None	Page 4 of 5 Pages

Item 4.	Ownership

Information regarding ownership of common stock of the issuer:

(a) Amount beneficially owned:

55,762,193

(b) Percent of class:

7.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

55,762,193

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

55,762,193

As of December 31, 2009, the Publix Super Markets, Inc. 401(k) SMART Plan (“SMART Plan”) was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 55,762,193 shares of the Company’s common stock or approximately 7.1% of the total outstanding shares of the Company’s common stock.

Changes that have occurred in the total number of shares of the Company’s common stock held by the SMART Plan since the filing of the third amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the SMART Plan.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Participants in the Publix Super Markets, Inc. 401(k) SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company’s common stock through the Publix Stock Fund offered under the plan. Vested participants also have the right upon termination, pursuant to the terms of the plan, to elect an in-kind distribution of the Company’s common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company’s common stock and the proceeds from the sale of the Company’s common stock are credited to participants who have elected to invest in and/or dispose of such common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

Publix Super Markets, Inc. 401(k) SMART Plan

By:	Publix Super Markets, Inc. Plan Administrator

By:	/S/ LINDA S. KANE
Linda S. Kane Vice President Benefits Administration and Assistant Secretary

SCHEDULE 1

SHARES HELD BY PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Date	Shares Acquired	Shares Disposed of	Balance	Description of Transaction

Beginning Balance			51,925,092
Jan-09		80,127	51,844,965	Distributions to participants
Feb-09		54,414	51,790,551	Distributions to participants
Mar-09	1,324,629		53,115,180	Company contribution
Mar-09	2,163,703		55,278,883	Purchases by participants
Mar-09		1,677,523	53,601,360	Redemptions by participants
Mar-09		11,794	53,589,566	Distributions to participants
Apr-09		12,585	53,576,981	Distributions to participants
May-09	1,104,556		54,681,537	Purchases by participants
May-09		978,628	53,702,909	Redemptions by participants
May-09		15,656	53,687,253	Distributions to participants
Jun-09		12,649	53,674,604	Distributions to participants
Jul-09		14,330	53,660,274	Distributions to participants
Aug-09	2,853,324		56,513,598	Purchases by participants
Aug-09		1,157,705	55,355,893	Redemptions by participants
Aug-09		21,746	55,334,147	Distributions to participants
Sep-09		19,364	55,314,783	Distributions to participants
Oct-09		30,753	55,284,030	Distributions to participants
Nov-09	1,591,889		56,875,919	Purchases by participants
Nov-09		1,111,607	55,764,312	Redemptions by participants
Nov-09		41	55,764,271	Distributions to participants
Dec-09		2,078	55,762,193	Distributions to participants

	9,038,101	5,201,000